Exhibit 99.1

New Oriental Announces Filing of Annual Report on Form 20-F for Fiscal Year 2019

BEIJING, Sept. 27, 2019 — New Oriental Education & Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced that it filed its annual report on Form 20-F for the fiscal year ended May 31, 2019 with the Securities and Exchange Commission on September 26, 2019. The annual report can be accessed on New Oriental’s investor relations website at http://investor.neworiental.org. New Oriental will provide a hard copy of the annual report containing its audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of language training and test preparation, primary and secondary school education, online education, content development and distribution, overseas study consulting services, pre-school education and study tour. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Joanne Wong

FTI Consulting

Tel: +852-3768-4747

Email: NewOriental@fticonsulting.com

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel: +86-10-6260-5568

Email: zhaosisi@xdf.cn